PLC SYSTEMS INC.
459 Fortune Boulevard
Milford, Massachusetts 01757

July 25, 2014

Via E-mail

Tom Jones

United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, D. C. 20549-3561

Re:      PLC Systems Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 27, 2014

File No. 001-11388

Dear Mr. Jones:

Set forth below are the responses of PLC Systems Inc. (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 10, 2014, with respect to the Revised Preliminary Proxy Statement on Schedule 14A, File No. 001-11388, filed with the Commission on June 27, 2014 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Proxy Statement (“Amendment No. 2”) via EDGAR. For the Staff’s convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold text. Capitalized terms used in this letter but not defined herein have the meanings given to them in the Proxy Statement.

Background of the Proposed Transaction, page 44

1.

We note your response to prior comment 2. Please expand the disclosure in the fifth paragraph on page 45 to identify the “certain potential investors in the Offering” and disclose how the discussions with those investors were considered in determining the valuation of $4 million. Also, please clarify whether those investors were affiliated with you or Viveve.

RESPONSE:     The disclosure has been revised to identify the “certain potential investors in the Offering” as Alpha Capital Anstalt, Barry Honig and GRQ Consultants, Inc., an affiliate of Barry Honig and to disclose how the discussions with such investors were considered in determining the valuation. These investors are current shareholders of the Company and holders of bridge notes in Viveve which will be converted into the Offering, and have no other affiliations with the Company or Viveve.

U.S. Securities and Exchange Commission

July 25, 2014

2.

We note your response to prior comment 4. Please expand the disclosure in the first paragraph on page 46 to quantify the “larger equity ownership percentage.” Also, expand the disclosure in the second paragraph on page 46 to quantify the “further increase” of the equity ownership percentage.

RESPONSE:     The disclosure on page 46 of the Proxy Statement has been revised to address the Staff’s comment.

3.	We note your response to prior comment 5. Please expand the disclosure in this section to identify the “Certain investors,” “certain other PLC investors” and the “new third party investor.”

RESPONSE:     The disclosure has been revised in the Proxy Statement to identify the referenced investors.

Beneficial Ownership of Securities, page 123

4.

We note your response to prior comment 3. It does not appear that the disclosure of the number of shares to be issued pursuant to the merger agreement is consistent with the disclosure on page 44 that you will issue 4,718,009 shares as consideration for the merger. Please advise or revise.

RESPONSE:      Please note that the number of total shares outstanding in the beneficial ownership table post-transaction includes all shares issuable in connection with the Proposed Transaction and reflects a one for 100 reverse split. Please see the table below for the number of Company shares outstanding before the Proposed Transaction, the shares to be issued pursuant to the Proposed Transaction and the shares outstanding after the Proposed Transaction.

PLC shares outstanding before Proposed Transaction:	124,998,195

No. of PLC shares outstanding post-split:	1,249,982
Shares issued to Viveve shareholders in Merger:	4,718,009
Conversion of PLC warrants and convertible debt:	932,702
Shares issued for consulting services to Bezalel:	223,200
Shares issued in the Offering:	11,320,765
PLC Shares outstanding after Proposed Transaction:	18,444,658

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission

July 25, 2014

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Rick A. Werner, Esq. of Haynes and Boone, LLP, at (212) 659-4974.

Sincerely,

/s/Gregory Mann,

Chief Financial Officer

cc:       Rick A. Werner

Haynes and Boone, LLP